

November 13, 2023

Derek Aberle
Chief Executive Director
Prospector Capital Corp.
1250 Prospect Street, Suite 200
La Jolla, California 92037

> **Re: Prospector Capital Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response Letters dated October 10, 2023 and November 3, 2023**
> **File No. 001-39854**

Dear Derek Aberle:

We have reviewed your October 10, 2023 and November 3, 2023 responses to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements
Note 8 Warrants, page F-16

1. The analysis in your supplemental response letter dated November 3, 2023 addresses the impact of the shareholder redemptions on the Private Warrants. Tell us what consideration was given to the impact on the accounting for the Public Warrants since the date of the Class A share redemptions, and whether you believe a similar change in accounting is required when restating your financial statements.

2. To assist in our review of your supplemental response dated November 3, 2023, provide a copy of the Letter Agreement dated June 30, 2021 between the Company and Prospector Sponsor LLC and a summary of the key terms of this Letter Agreement, such as the duration of the agreement, whether the agreement remains effective given the extension to

complete a business combination to December 31, 2023, clarify the date the agreement was entered into and any other relevant key terms.

Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation